Exhibit 6.126.2
PURCHASE AND SALE AGREEMENT ADDENDUM
THIS REPAYMENT AGREEMENT ADDENDUM (this “Addendum”) is made and entered into as of this April 15, 2021, by and between (i) Series Gallery Drop 044, a Series of Otis Gallery LLC, a Delaware series limited liability company (“Purchaser”), and (ii) Otis Wealth, Inc., a Delaware corporation (“Seller”).
RECITALS
A.
Seller and Purchaser entered into that certain Purchase and Sale Agreement, dated as of October 6, 2020 (the “Purchase and Sale Agreement”), pursuant to which Purchaser purchased from Seller 100% of the right, title and interest in the asset described in Exhibit A thereto (the “Asset”).
B.
Seller originally acquired the Asset from the previous owner of the Asset (the “Prior Owner”) for a total cost of $650,000, of which $500,000 was paid in cash by Seller and the remainder of which was paid in the form of in-kind consideration consisting of another asset then owned by Seller (the “In-Kind Consideration”), which was transferred to the Prior Owner.
C.
Seller acquired the In-Kind Consideration from an advisor to Seller (the “Advisor”) for a total cost of $150,000, all of which was paid on behalf of Seller by Purchaser in the form of the issuance of membership interests in Purchaser (the “Membership Interests”) to the Advisor. In addition, the Advisor invested $83,300 in cash in Purchaser in a private placement transaction, with $50,800 paid in cash by the Advisor and $32,500 paid by the Advisor’s agreement to waive and not be paid the commission fee of the same amount owed to the Advisor with respect to the acquisition of the Asset. Thus, the Advisor received 23,330 Membership Interests in the aggregate from the private placement transaction and the In-Kind Consideration.
D.
As the result of a mutual mistake, Purchaser issued to Seller a promissory note in the original principal amount of $416,700 instead of $467,500, being the actual cash amount spent by Seller to acquire the Asset ($500,000) less the $32,500 commission, for which Seller will be reimbursed by Purchaser from the proceeds of the offering of Membership Interests.
E.
Since Seller will receive $50,800 less in cash than was paid to acquire the Asset from the Prior Owner, Purchaser desires to satisfy such shortfall by paying to Seller $50,800 in cash pursuant to this Addendum. Purchaser is utilizing the cash proceeds from the sale of Membership Interests to the Advisor referred to above to satisfy such shortfall.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual premises and covenants contained herein, the parties agree as follows:
1.
Agreement of Payment. In accordance with the terms and conditions of this agreement, Purchaser agrees to and shall, on the date hereof, pay Seller $50,800 in cash.
2.
Representations and Warranties of Seller. Seller hereby represents, warrants and covenants to Purchaser as follows:
2.1.
Authority. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has undertaken all necessary corporate action to approve this transaction.
2.2.
Binding Obligation. This Agreement is a valid and binding obligation of Seller, enforceable in accordance with its terms.

2.3.
No Violation. The execution, delivery and performance of this Agreement by Seller do not violate any laws, regulations, orders, decrees and/or agreements binding upon or affecting Seller or this transaction.
3.
Representations and Warranties of Purchaser. Purchaser hereby warrants and represents to Seller that:
3.1.
Authority. Purchaser is a duly-designated series of a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has undertaken all necessary action to approve this transaction.
3.2.
Binding Obligation. This Agreement is a valid and binding obligation of Purchaser, enforceable in accordance with its terms.
3.3.
No Violation. The execution, delivery and performance of this Agreement by Purchaser, and the purchase of the Ownership Interests pursuant hereto, do not violate any laws, regulations, orders, decrees or agreements binding upon or affecting Purchaser or this transaction.
4.
Notices. Any notice to be given under this Agreement shall be deemed given, in the case of either Purchaser or Seller, (i) immediately when delivered via email to hello@otiswealth.com or by hand to the following address or (ii) on the third business day following the deposit of such notice in the U.S. mail, postage prepaid, first class, registered or certified mail, return receipt requested, addressed to 335 Madison Avenue, 16th Floor, New York, NY 10017.
5.
Miscellaneous.
5.1.
Entire Agreement. This Agreement and the Purchase and Sale Agreement (including the documents and instruments referred to herein and therein) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, written and/or oral, between such parties. This Agreement shall be binding upon the respective successors and permitted assigns of the parties hereto and shall inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. This Agreement may not be modified except in a writing signed by both parties. This Agreement is not assignable by either party except with the written consent of the other party. Except as set forth in this Addendum, the Purchase and Sale Agreement remains unmodified and in full force and effect.
5.2.
Governing Law. This Agreement and any and all other documents or instruments referred to herein shall be governed by and construed in accordance with the laws of the State of New York.
5.3.
Counterparts and Facsimile Signatures. This Agreement and any and all other documents or instruments referred to herein may be executed with counterpart signatures, all of which taken together shall constitute an original without the necessity of all parties signing each document. This Agreement may also be executed by signatures to facsimile or electronic transmittal documents in lieu of an original, machine-generated or copied document.
5.4.
Further Actions. Each party hereto agrees that such party will take, or cause to be taken, such further actions and will execute, deliver and file, or cause to be executed, delivered and filed, such further documents, instruments and/or consents as may be necessary or as may be reasonably requested by any other party in order to effectuate fully the purposes, terms and conditions of this Agreement, the Bill of Sale and the Promissory Note, whether before, at or after the date hereof.
5.5.
Binding Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach hereof, shall be settled by arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association, and judgment on the award rendered by the Arbitrator(s) shall be binding, conclusive and non-appealable and may be entered in any court having jurisdiction thereof.

5.6.
Attorneys’ Fees. In the event of any action or proceeding to declare or enforce the terms of this Agreement (including the documents and instruments referred to herein), the prevailing party shall be entitled to recover its reasonable attorneys’ fees and other costs, in addition to any other relief that may be granted.
[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been signed by Purchaser and Seller as of the date first above written.

PURCHASER:

Series Gallery Drop 044, a Series of Otis Gallery LLC
By: Otis Wealth, Inc., as managing member

By: /s/ Michael Karnjanaprakorn
Name: Michael Karnjanaprakorn
Title: Chief Executive Officer

SELLER:

Otis Wealth, Inc.

By: /s/ Keith Marshall
Name: Keith Marshall
Title: General Counsel